UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            -------------------------

                                  SCHEDULE 13D/A

                            -------------------------

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                        NOVEX SYSTEMS INTERNATIONAL, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   670019 10 8
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                      50 Charles Lindbergh Blvd., Suite 505
                            Uniondale, New York 11553
                                 (516) 222-0888
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                If the filing person has previously filed a statement on
Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

                Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670019 10 8                   13D                   Page 2 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Little Wing, L.P., 13-3778596
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)  / /
         (b)  /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                   2,987,130 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                              2,987,130 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        2,987,130 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               12.9%
14.      TYPE OF REPORTING PERSON*:                                           PN

CUSIP NO. 670019 10 8                   13D                   Page 3 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Little Wing Too, L.P., 06-1520333
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)  /  /
         (b)  /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                           0 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                                      0 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                                0 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                                  0%
14.      TYPE OF REPORTING PERSON*:                                           PN

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CUSIP NO. 670019 10 8                     13D                 Page 4 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Tradewinds Fund Ltd.
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)  /  /
         (b)  /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                   1,854,439 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                              1,854,439 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        1,854,439 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                                8.0%
14.      TYPE OF REPORTING PERSON*:                                           CO

CUSIP NO. 670019 10 8                    13D                  Page 5 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Quilcap Corp., 13-3780878
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)  /  /
         (b)  /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                   2,987,130 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                              2,987,130 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:                        2,987,130 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                               12.9%
14.      TYPE OF REPORTING PERSON*:                                           CO

CUSIP NO. 670019 10 8                    13D                  Page 6 of 10 Pages

1.       NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Quilcap International Corp., 13-3868725
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
         (a)  /  /
         (b)  /X/
3.       SEC USE ONLY
4.       SOURCE OF FUNDS: WC
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(D) OR 2(E): /  /
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
7.       SOLE VOTING POWER:                                             0 shares
8.       SHARED VOTING POWER:                                   1,854,439 shares
9.       SOLE DISPOSITIVE POWER:                                        0 shares
10.      SHARED DISPOSITIVE POWER:                              1,854,439 shares
11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON:          1,854,439 shares
12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES:*  / /
13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11):                                                8.0%
14.      TYPE OF REPORTING PERSON*:                                           CO

CUSIP NO. 670019 10 8                  13D                    Page 7 of 10 Pages

Item 1.           Security and Issuer.

         The title of the class of equity security to which this statement relates is the common stock, par value $.001 per share ("Common Stock") of Novex Systems International, Inc., a New York corporation (the "Issuer"), whose principal executive offices are located at 16 Cherry Street, Clifton, New Jersey 07014.

Item 2.           Identity and Background.

                  (a) The filing of this Schedule 13D is made by: (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Little Wing Too, L.P. ("Little Wing Too") a Delaware limited partnership; (iii) Tradewinds Fund Ltd. ("Tradewinds"), a British Virgin Islands corporation; (iv) Quilcap Corp. ("Quilcap"), a Delaware corporation which is the General Partner of Little Wing and Little Wing Too, respectively; and (v) Quilcap International Corp. ("Quilcap International") a Delaware corporation which is the Investment Manager for Tradewinds.

                  (b) The address of Little Wing is c/o Quilcap Corp., 153 East 53rd Street, Suite 2600, New York, New York 10022. Little Wing Too, Tradewinds, and Quilcap International all share the same address with Little Wing and Quilcap Corp.

                  (c) (i) The principal business of Little Wing and Little Wing Too is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing and Little Wing Too; (iii) the principal business of Tradewinds is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Tradewinds.

                  (d) None of the persons referred to in subparagraph(a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order

CUSIP NO. 670019 10 8                    13D                  Page 8 of 10 Pages

enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

                  Not applicable.

Item 4.           Purpose of the Transaction

         Little Wing, L.P., Little Wing Too, L.P. and Tradewinds (the "Reporting Entities") have acquired an equity interest in the Issuer for investment purposes only. The Reporting Entities intend to review their investment in the Common Stock on a regular basis and, depending upon changes in their analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Entities may at any time determine to increase or decrease the amounts of their investment in the Common Stock. The Reporting Entities reserve the right to acquire additional Common Stock, to dispose of some or all of the Common Stock beneficially owned by them either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as they deem advisable. The determination of the Reporting Entities to seek to acquire additional shares of Common Stock will depend on various factors including but not limited to, the availability of additional Common Stock for purchase at what the Reporting Entities consider to be reasonable prices, the terms and conditions available for such purchasers and other investment opportunities.

         Except as described above, the Reporting Entities have no specific plan or proposal that would result in any actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, representatives of the Reporting Entities may communicate and ultimately meet with members of the Issuer's management and with other shareholders of the Issuer respecting the performance of the Issuer's management and possible ways in which shareholder value can be maximized.

Item 5.           Interest in Securities of the Issuer

                  (a) As of November 30, 2000, Little Wing, L.P. beneficially owned 2,987,130 shares of Common Stock constituting approximately 12.9% of the shares outstanding based on the Issuer's Form 10-Q for the period ended November 30, 2000. Little Wing engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to the filing date of this Report.

                  (b) As of November 30, 2000, Little Wing Too, L.P. beneficially owned no shares

CUSIP NO. 670019 10 8                    13D                  Page 9 of 10 Pages

of Common Stock constituting 0% of the shares outstanding based on the Issuer's Form 10-Q for the period ended November 30, 2000. Little Wing Too, L.P. engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to the filing date of this Report.

                  (c) As of November 30, 2000, Tradewinds beneficially owned 1,854,439 shares of Common Stock constituting approximately 8.0% of the shares outstanding based on the Issuer's Form 10-Q for the period ended November 30, 2000. Tradewinds engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to the filing date of this Report.

                  (d) Little Wing, L.P. and Little Wing Too, L.P. each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Mr. Parker Quillen, as President of Quilcap Corp., the general partner of both entities. Tradewinds has the power to vote and dispose of its Common Shares, which power may be exercised by Mr. Parker Quillen, as President of Quilcap International, the investment manager of Tradewinds.

Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Not applicable.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.

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CUSIP NO. 670019 10 8                  13D                   Page 10 of 10 Pages

                                   Signatures

         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of February 12, 2001

LITTLE WING, L.P.                             QUILCAP CORP.
By:    Quilcap Corp.,
       General Partner

By: /s/ Parker Quillen                        By: /s/ Parker Quillen
        ------------------------                  -------------------------
       Parker Quillen, President                  Parker Quillen, President

TRADEWINDS FUND LTD.                          QUILCAP INTERNATIONAL CORP.
By:    Quilcap International Corp.

By: /s/ Parker Quillen                        By: /s/ Parker Quillen
        -------------------------                 -------------------------
        Parker Quillen, President                 Parker Quillen, President

LITTLE WING TOO, L.P.
By:     Quilcap Corp.,
        General Partner

By: /s/ Parker Quillen
    -------------------------
    Parker Quillen, President